UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 30, 2014

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously disclosed in the Proxy Statement filed by Ashland Inc. ("Ashland") with the Securities and Exchange Commission on December 16, 2013 (the "Proxy Statement"), Kathleen Ligocki, a Class I director, retired from Ashland's Board of Directors effective as of Ashland's Annual Meeting of Shareholders on January 30, 2014 (the "Annual Meeting"). In connection with Ms. Ligocki's retirement, the Board of Directors reduced the number of total directorships to eleven and the number of Class I directors to three.

Item 5.03. Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As discussed under Item 5.07 of this Current Report on Form 8-K, at the Annual Meeting on January 30, 2014, the proposed amendment to Ashland's Third Restated Articles of Incorporation to provide for the phased-in declassification of the Board of Directors (the "Amendment") was approved by Ashland's shareholders. The Amendment will apply to directors standing for election beginning at the 2015 annual meeting. Directors who have been elected to three-year terms prior to the effectiveness of the Amendment will complete their respective three-year terms, and thereafter will be eligible for annual re-election after completion of their current terms. Accordingly, directors elected at the annual meetings in 2012, 2013 and 2014 will continue to serve for such three-year terms. Beginning with the annual meeting in 2017, all directors will be elected on an annual basis. The Amendment became effective on February 3, 2014, when Ashland filed Articles of Amendment with the Secretary of State of the Commonwealth of Kentucky. The Third Restated Articles of Incorporation, as amended, were then restated to reflect the Amendment, as well as a prior amendment, and were filed with the Secretary of State of the Commonwealth of Kentucky on February 3, 2014 as the Fourth Restated Articles of Incorporation.

In connection with approving the Amendment and recommending that the shareholders approve the Amendment, the Board of Directors approved conforming changes to Article III, Section 2 and Article III, Section 5 of Ashland's By-laws to remove references to the classified Board. The Board of Directors approved the By-law amendments contingent upon shareholder approval and the filing of the Articles of Amendment with the Secretary of State of the Commonwealth of Kentucky. Accordingly, the amendments to the By-laws became effective upon the filing of the Articles of Amendment with the Secretary of State of the Commonwealth of Kentucky on February 3, 2014.

The foregoing description of the amendments to the Articles and By-laws are qualified in their entirety by reference to the Amendment, the Fourth Restated Articles of Incorporation and the amended and restated By-laws, which are filed as Exhibit 3.1, Exhibit 3.2 and Exhibit 3.3, respectively, to this Current Report on Form 8-K.

Item 5.07. Submission of Matters to a Vote of Security Holders.

Ashland held its Annual Meeting on January 30, 2014. A total of 70,054,056 shares of Common Stock, representing 90% of the shares outstanding and eligible to vote and constituting a quorum, were represented in person or by valid proxies at the Annual Meeting. The final results for each of the matters submitted to a vote of shareholders at the Annual Meeting are as follows:

Proposal 1: All of the Class I nominees for director were elected to serve a three-year term until the 2017 Annual Meeting, or until their respective successors are elected and qualified, by the votes set forth in the table below:

Nominee	For	Against	Abstain	Broker Non-Votes
Stephen F. Kirk	64,191,800	629,973	360,805	4,871,478
James J. O'Brien	63,228,278	1,587,771	366,529	4,871,478
Barry W. Perry	64,241,649	579,825	361,104	4,871,478

Proposal 2: The appointment of PricewaterhouseCoopers LLP as Ashland's independent registered public accountants for fiscal 2014 was ratified by the shareholders by the votes set forth in the table below:

For	Against	Abstain	Broker Non-Votes
69,402,590	339,002	312,464	0

Proposal 3: The non-binding advisory resolution approving the compensation paid to Ashland's named executive officers, as disclosed in Ashland's Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, was approved by the shareholders by the votes set forth in the table below:

For	Against	Abstain	Broker Non-Votes
63,013,723	1,210,922	957,933	4,871,478

Proposal 4: The proposed Amendment to the Third Restated Articles of Incorporation to provide for the phased-in declassification of the Board of Directors was approved by the shareholders by the votes set forth in the table below:

For	Against	Abstain	Broker Non-Votes
64,140,204	609,130	433,244	4,871,478

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits

3.1   Amendment to the Third Restated Articles of Incorporation of Ashland Inc.

3.2   Fourth Restated Articles of Incorporation of Ashland Inc.

3.3   By-Laws of Ashland Inc., as amended and restated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

February 4, 2014	/s/ Peter J. Ganz
	Peter J. Ganz
	Senior Vice President, General Counsel
	and Secretary

EXHIBIT INDEX

3.1   Amendment to the Third Restated Articles of Incorporation of Ashland Inc.

3.2   Fourth Restated Articles of Incorporation of Ashland Inc.

3.3   By-Laws of Ashland Inc., as amended and restated

EXHIBIT 3.1

AMENDMENT

TO THE ARTICLES OF AMENDMENT

TO THE THIRD RESTATED ARTICLES OF INCORPORATION

OF

ASHLAND INC.

The second paragraph of Article VI of Ashland's Third Restated Articles of Incorporation should be deleted in its entirety and replaced with a new second paragraph of Article VI, as set forth below:

Commencing with the 2015 annual meeting of shareholders, the members of the Board of Directors (other than those who may be elected by the holders of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of these Articles of Incorporation or of such class or series of stock) shall be elected for one-year terms and each director shall hold office until his or her successor is elected and qualified; provided, that any director elected for a longer term before the 2015 annual meeting of shareholders shall hold office for the entire term for which he or she was originally elected. At each annual meeting of the shareholders, the date of which shall be fixed by or pursuant to the By-laws of the Company, the successors of the directors standing for election shall be elected to hold office for one-year terms expiring at the next annual meeting of shareholders.

EXHIBIT 3.2

**FOURTH RESTATED ARTICLES OF INCORPORATION
OF
ASHLAND INC.**

ARTICLE I

The name of the corporation is Ashland Inc. (hereinafter called the "Company" or the "Corporation").

ARTICLE II

The purpose for which the Company is organized is the transaction of any or all lawful businesses for which corporations may be organized under the Kentucky Business Corporation Act, or any act amendatory thereof, supplemental thereto or substituted therefor (hereinafter called the "Act"), and to do all things necessary, convenient, proper or desirable in connection with or incident to any of the Company's businesses.

ARTICLE III

A.   The Company shall have all the powers conferred upon a corporation organized under the Act and shall have all powers necessary, convenient or desirable in order to fulfill and further the purpose of the Company.

B.   The Company shall have the power to purchase shares of the stock of the Company to the extent of unreserved and unrestricted capital and earned surplus of the Company and to any greater extent permitted by the Act.

C.   The Board of Directors of the Company may distribute to the shareholders of the Company a portion of the Company's assets, in cash or property, out of capital surplus of the Company and from any other source permitted by the Act.

ARTICLE IV

A.   The aggregate number of shares which the Company is authorized to issue is 30,000,000 shares of Cumulative Preferred Stock (hereinafter called the "Preferred Stock"), and 200,000,000 shares of Common Stock, par value $0.01 per share (hereinafter called the "Common Stock").

B.   Preferred Stock

(1) To the extent permitted by the Act, the Board of Directors is authorized, by resolution, to cause the Preferred Stock to be divided into and issued from time to time in one or more series and to fix and determine the designation and number of shares, and the relative rights and preferences of the shares, of each such series, and to change shares of one series that have been redeemed or reacquired into shares of another series.

(2) All shares of Preferred Stock shall rank equally and be identical in all respects except as to the relative rights and preferences of any series fixed and determined by the Board of Directors, which may vary to the extent permitted by the Act.

(3) The Preferred Stock shall be preferred over the Common Stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in Common Stock) on the Common Stock shall be declared and set apart for payment or paid, the holders of shares of each series of Preferred Stock shall be entitled to receive dividends (either in cash, shares of Common Stock or Preferred Stock, or otherwise) when, as and if declared by the Board of Directors, at the rate and on the date or dates fixed in the resolution adopted by the Board of Directors establishing such series, and no more. With respect to each series of Preferred Stock, the dividends on each share of such series shall be cumulative from the date of issue of such share unless some other date is fixed in the resolution adopted by the Board of Directors establishing such series. Accruals of dividends shall not bear interest.

(4) The Preferred Stock shall be preferred over the Common Stock as to assets so that the holders of each series of Preferred Stock shall be entitled to be paid, upon the voluntary or involuntary liquidation, dissolution or winding up of the Company and before any distribution is made to the holders of Common Stock, the amount fixed in the resolution adopted by the Board of Directors establishing such series, but in such case the holders of such series of Preferred Stock shall not be entitled to any other or further payment. If upon any such liquidation, dissolution or winding up of the Company its net assets shall be insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding Preferred Stock are entitled, the entire remaining net assets of the Company shall be distributed among the holders of each series of Preferred Stock in amounts proportionate to the full amounts to which the holders of each such series are respectively so entitled. For purposes of this paragraph (4), the voluntary sale, lease, exchange or transfer of all or substantially all of the Company's property or assets to, or its consolidation or merger with, one or more corporations shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company.

(5) All shares of any series of Preferred Stock shall be redeemable to the extent permitted by the Act and fixed in the resolution adopted by the Board of Directors establishing such series. All shares of any series of Preferred Stock shall be convertible into shares of Common Stock or into shares of any other series of Preferred Stock to the extent permitted by the Act and fixed in the resolution adopted by the Board of Directors establishing such series.

(6) Unless otherwise provided herein or by the Act, or unless otherwise provided in the resolution adopted by the Board of Directors establishing any series of Preferred Stock, the holders of shares of Preferred Stock shall be entitled to one vote for each share of Preferred Stock held by them on all matters properly presented to shareholders, the holders of Common Stock and the holders of all series of Preferred Stock voting together as one class.

(7) So long as any shares of Preferred Stock are outstanding, the Company shall not:

(a) Redeem, purchase or otherwise acquire any shares of Common Stock if at the time of making such redemption, purchase or acquisition, the Company shall be in default with respect to any dividends accrued on, or any obligation to retire, shares of Preferred Stock.

(b) Without the affirmative vote or consent of the holders of at least 66-2/3% of the number of shares of Preferred Stock at the time outstanding, voting or consenting (as the case may be) separately as a class without regard to series, given in person or by proxy, either in writing or by resolution adopted at a meeting called for the purpose, (i) create any class of stock ranking prior to the Preferred Stock as to dividends or upon liquidation or increase the authorized number of shares of any such class of stock or (ii) alter or change any of the provisions of these Articles of Incorporation so as adversely to affect the relative rights and preferences of the Preferred Stock or (iii) increase the authorized number of shares of Preferred Stock.

(c) Without the affirmative vote or consent of the holders of at least 66-2/3% of the number of shares of any series of Preferred Stock at the time outstanding, voting or consenting (as the case may be) separately as a series, given in person or by proxy, either in writing or by resolution adopted at a meeting called for the purpose, alter or change any of the provisions of these Articles of Incorporation so as adversely to affect the relative rights and preferences of such series.

C.   Common Stock

(1) The holders of Common Stock of the Company shall be entitled to one vote for each share of Common Stock held by them on all matters properly presented to shareholders, except as otherwise provided herein or by the Act.

(2) Subject to the preferential rights of Preferred Stock set forth herein or in the resolution adopted by the Board of Directors establishing any series of Preferred Stock, such dividends (either in cash, shares of Common Stock or Preferred Stock, or otherwise) as may be determined by the Board of Directors may be declared and paid on the Common Stock from time to time in accordance with the Act.

(3) Subject to the preferential rights of Preferred Stock set forth herein or in the resolution adopted by the Board of Directors establishing any series of Preferred Stock, the holders of Common Stock shall be entitled to receive the net assets of the Company upon dissolution.

D.   No holder of shares of any class of stock of the Company shall have any preemptive right to subscribe to stock, obligations, warrants, subscription rights or other securities of the Company of any class, whether now or hereafter authorized.

ARTICLE V

The Company shall have perpetual existence.

ARTICLE VI

Subject to the restriction that the number of directors shall not be less than the number required by the laws of the Commonwealth of Kentucky, the number of directors may be fixed, from time to time, pursuant to the By-laws of the Company.

Commencing with the 2015 annual meeting of shareholders, the members of the Board of Directors (other than those who may be elected by the holders of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of these Articles of Incorporation or of such class or series of stock) shall be elected for one-year terms and each director shall hold office until his or her successor is elected and qualified; provided, that any director elected for a longer term before the 2015 annual meeting of shareholders shall hold office for the entire term for which he or she was originally elected. At each annual meeting of the shareholders, the date of which shall be fixed by or pursuant to the By-laws of the Company, the successors of the directors standing for election shall be elected to hold office for one-year terms expiring at the next annual meeting of shareholders.

Subject to any requirements of law and the rights of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of these Articles of Incorporation or of such class or series of stock (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the terms of such class or series), the affirmative vote of the holders of 80% or more of the voting power of the then outstanding voting stock of the Company, voting together as a single class, shall be required to remove any director without cause. For purposes of this Article VI, "cause" shall mean the willful and continuous failure of a director to substantially perform such director's duties to the Company, other than any such failure resulting from incapacity due to physical or mental illness, or the willful engaging by a director in gross misconduct materially and demonstrably injurious to the Company. As used in these Articles of Incorporation, "voting stock" shall mean shares of capital stock of the Company entitled to vote generally in an election of directors.

Subject to any requirements of law and the rights of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of these Articles of Incorporation or of such class or series of stock, newly created directorships resulting from any increase in the number of directors may be filled by the Board of Directors, or as otherwise provided in the By-laws, and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause shall only be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, or as otherwise provided in the By-laws. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successors shall have been elected and qualified.

ARTICLE VII

In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors is expressly authorized to:

A.   adopt any By-laws that the Board of Directors may deem necessary or desirable for the efficient conduct of the affairs of the Company, including, but not limited to, provisions governing the conduct of, and the matters which may properly be brought before, annual or

special meetings of the shareholders and provisions specifying the manner and extent to which prior notice shall be given of the submission of proposals to be considered at any such meeting or of nominations for election of directors to be held at any such meeting; and

B.   repeal, alter or amend the By-laws.

In addition to any requirements of law and any other provisions of these Articles of Incorporation or the terms of any class or series of capital stock having a preference over the Common Stock as to dividends or upon liquidation (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the terms of such class or series), the affirmative vote of the holders of 80% or more of the voting power of the then outstanding voting stock of the Company, voting together as a single class, shall be required to amend, alter or repeal any provision of the By-laws.

ARTICLE VIII

A.   A higher than majority vote of shareholders for certain Business Combinations shall be required as follows:

(1) In addition to any affirmative vote otherwise required by law or these Articles of Incorporation or the terms of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the terms of such class or series) and except as otherwise expressly provided in Section B of this Article VIII:

(a) any merger or consolidation of the Company or any Subsidiary with an Interested Shareholder or with any other corporation, whether or not itself an Interested Shareholder, which is, or after such merger or consolidation would be, an Affiliate of an Interested Shareholder who was an Interested Shareholder prior to the transaction;

(b) any sale, lease, transfer, or other disposition, other than in the ordinary course of business, in one transaction or a series of transactions in any twelve-month period, to any Interested Shareholder or any Affiliate of an Interested Shareholder, other than the Company or any Subsidiary, of any assets of the Company or any Subsidiary having, measured at the time the transaction or transactions are approved by the Board of Directors, an aggregate book value as of the end of the Company's most recently ended fiscal quarter of 5% or more of the total market value of the outstanding stock of the Company or of its net worth as of the end of its most recently ended fiscal quarter;

(c) the issuance or transfer by the Company or any Subsidiary, in one transaction or a series of transactions in any twelve-month period, of any equity securities of the Company or any Subsidiary which have an aggregate market value of 5% or more of the total market value of the outstanding stock of the Company, determined as of the end of the Company's most recently ended fiscal quarter prior to the first such issuance or transfer, to any Interested Shareholder or any Affiliate of any Interested Shareholder, other than the Company or any Subsidiary, except pursuant to the exercise of warrants or rights to purchase securities offered

pro rata to all holders of the Company's voting stock or any other method affording substantially proportionate treatment to the holders of voting stock;

(d) the adoption of any plan or proposal for the liquidation or dissolution of the Company in which anything other than cash will be received by an Interested Shareholder or any Affiliate of an Interested Shareholder; or

(e) any reclassification of securities, including any reverse stock split; any recapitalization of the Company; any merger or consolidation of the Company with any Subsidiary; or any other transaction which has the effect, directly or indirectly, in one transaction or a series of transactions, of increasing by 5% or more the proportionate amount of the outstanding shares of any class of equity securities of the Company or any Subsidiary which is directly or indirectly beneficially owned by any Interested Shareholder or any Affiliate of any Interested Shareholder;

shall require the recommendation of the Board of Directors and the affirmative vote of the holders of at least (i) 80% of the voting power of the then outstanding voting stock of the Company, voting together as a single class, and (ii) two-thirds of the voting power of the then outstanding voting stock other than voting stock beneficially owned by the Interested Shareholder who is, or whose Affiliate is, a party to the Business Combination or by an Affiliate or Associate of such Interested Shareholder, voting together as a single class.

(2) The term "Business Combination" as used in this Article VIII shall mean any transaction which is referred to in any one or more of clauses (a) through (e) of paragraph (1) of Section A of this Article VIII.

B. The provisions of Section A of this Article VIII shall not be applicable to any Business Combination, and such Business Combination shall require only such affirmative vote (if any) as is required by law, any other provision of these Articles of Incorporation or the terms of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation, if all conditions specified in either of the following paragraphs (1) or (2) are met:

(1) The Business Combination shall have been approved by resolution by a majority of the Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the then Continuing Directors was present; or

(2) All the following five conditions have been met:

(a) The aggregate amount of the cash and the market value as of the Valuation Date of consideration other than cash to be received per share by holders of Common Stock in such Business Combination is at least equal to the highest of the following:

(i) the highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of Common Stock (a) within the two-year period immediately prior to the Announcement Date or (b) in the transaction in which it became an Interested Shareholder, whichever is higher;

(ii) the market value per share of Common Stock on the Announcement Date or on the Determination Date, whichever is higher; and

(iii) the price per share equal to the market value per share of Common Stock determined pursuant to clause (ii) immediately preceding, multiplied by the fraction resulting from (a) the highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of Common Stock acquired by it within the two-year period immediately prior to the Announcement Date, over (b) the market value per share of Common Stock on the first day in such two-year period on which the Interested Shareholder acquired any shares of Common Stock.

(b) The aggregate amount of the cash and the market value as of the Valuation Date of consideration other than cash to be received per share by holders of shares of any class or series of outstanding stock other than Common Stock is at least equal to the highest of the following, whether or not the Interested Shareholder has previously acquired any shares of a particular class or series of stock:

(i) the highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of such class of stock acquired by it (a) within the two-year period immediately prior to the Announcement Date or (b) in the transaction in which it became an Interested Shareholder, whichever is higher;

(ii) the highest preferential amount per share to which the holders of shares of such class of stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company;

(iii) the market value per share of such class of stock on the Announcement Date or on the Determination Date, whichever is higher; and

(iv) the price per share equal to the market value per share of such class of stock determined pursuant to clause (iii) immediately preceding, multiplied by the fraction resulting from (a) the highest per share price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Shareholder for any shares of any class of voting stock acquired by it within the two-year period immediately prior to the Announcement Date over (b) the market value per share of the same class of voting stock on the first day in such two-year period on which the Interested Shareholder acquired any shares of the same class of voting stock.

(c) In making any price calculation under paragraph (2) of this Section B, appropriate adjustments shall be made to reflect any reclassification or stock split (including any reverse stock split), stock dividend, recapitalization or any similar transaction which has the effect of increasing or reducing the number of outstanding shares of the stock. The consideration to be received by holders of any class or series of outstanding stock is to be in cash or in the same form as the Interested Shareholder has previously paid for shares of the same class or series of stock. If the Interested Shareholder has paid for shares of any class of stock with varying forms of consideration, the form of consideration for such class of stock shall be either in cash or

the form used to acquire the largest number of shares of such class or series of stock previously acquired by it.

(d) After the Interested Shareholder has become an Interested Shareholder and prior to the consummation of such Business Combination:

(i) there shall have been no failure to declare and pay at the regular date therefor any full periodic dividends, whether or not cumulative, on any outstanding Preferred Stock of the Company or other capital stock entitled to a preference over the Common Stock as to dividends or upon liquidation;

(ii) there shall have been no reduction in the annual rate of dividends paid on the Common Stock, except as necessary to reflect any subdivision of the Common Stock, and no failure to increase the annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or other similar transaction which has the effect of reducing the number of outstanding shares of Common Stock; and

(iii) the Interested Shareholder did not become the beneficial owner of any additional shares of stock of the Company except as part of the transaction which resulted in such Interested Shareholder or by virtue of proportionate stock splits or stock dividends.

The provisions of clauses (i) and (ii) immediately preceding shall not apply if neither an Interested Shareholder nor any Affiliate or Associate of an Interested Shareholder voted as a director of the Company in a manner inconsistent with such clauses and the Interested Shareholder, within ten days after any act or failure to act inconsistent with such clauses, notifies the Board of Directors of the Company in writing that the Interested Shareholder disapproves thereof and requests in good faith that the Board of Directors rectify such act or failure to act.

(e) After the Interested Shareholder has become an Interested Shareholder, the Interested Shareholder shall not have received the benefit, directly or indirectly, except proportionately as a shareholder, of any loans, advance, guarantees, pledges or other financial assistance provided by the Company or any Subsidiary, whether in anticipation of or in connection with such Business Combination or otherwise.

C. For purposes of this Article VIII:

(1) "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on June 30, 2005 (the term "registrant" in such Rule 12b-2 meaning in this case the Company).

(2) "Announcement Date" means the first general public announcement of the proposal or intention to make a proposal of the Business Combination or its first communication generally to shareholders of the Company, whichever is earlier.

(3) "Beneficial owner" when used with respect to any voting stock, means a person who, individually or with any Affiliate or Associate has:

(i) the right to acquire voting stock, whether such right is exercisable immediately or only after the passage of time and whether or not such right is exercisable only after specified conditions are met pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise;

(ii) the right to vote voting stock pursuant to any agreement, arrangement, or understanding; or

(iii) any agreement, arrangements, or understanding for the purpose of acquiring, holding, voting or disposing of voting stock with any other person who beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares of voting stock.

(4) "Continuing Director" means any member of the Board of Directors who is not an Affiliate or Associate of an Interested Shareholder or any of its Affiliates, other than the Company or any Subsidiary, and who was a director of the Company prior to the time the Interested Shareholder became an Interested Shareholder, and any other member of the Board of Directors who is not an Affiliate or Associate of an Interested Director or any of its Affiliates, other than the Company or any Subsidiary, and was recommended or elected by a majority of the Continuing Directors at a meeting at which a quorum consisting of a majority of the Continuing Directors is present.

(5) "Determination Date" means the date on which an Interested Shareholder first became an Interested Shareholder.

(6) "Equity Security" means:

(a) any stock or similar security, certificate of interest, or participation in any profit-sharing agreement, voting trust certificate, or certificate of deposit for the foregoing;

(b) any security convertible, with or without consideration, into an equity security, or any warrant or other security carrying any right to subscribe to or purchase an equity security; or

(c) any put, call, straddle, or other option, right or privilege of acquiring an equity security from or selling an equity security to another without being bound to do so.

(7) "Interested Shareholder" means any person, other than ATB Holdings Inc., a corporation incorporated under the laws of Delaware on March 9, 2004 ("HoldCo"), the Company or any Subsidiary, who:

(a) is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the Company; or

(b) is an Affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the Company.

For the purpose of determining whether a person is an Interested Shareholder, the number of shares of voting stock deemed to be outstanding shall include shares deemed owned by the person through application of paragraph (3) of this Section C but shall not include any other shares of voting stock which may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants or options, or otherwise. Furthermore, any such beneficial ownership or voting power arising solely out of a trustee or custodial relationship of any person in connection with a Company "employee benefit or stock plan" shall be excluded for purposes of determining whether or not any such person is an Interested Stockholder. For purposes hereof, the term "employee benefit or stock plan" of the Company shall mean any option, bonus, appreciation, profit sharing, retirement, incentive, thrift, employee stock ownership, dividend reinvestment, savings or similar plan of the Company.

(8) "Market Value" means:

(a) in the case of stock, the highest closing sale price during the 30 calendar day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange listed stocks, or, if such stock is not quoted on such Composite Tape, on the New York Stock Exchange, or if such stock is not listed on the New York Stock Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30 calendar day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotation is available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the then Continuing Directors is present; and

(b) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by a majority of the Continuing Directors at a meeting of the Board of Directors at which a quorum consisting of at least a majority of the then Continuing Directors is present.

(9) "Subsidiary" means any corporation of which voting stock having a majority of the votes entitled to be cast is owned, directly or indirectly, by the Company.

(10) "Valuation Date" means:

(a) for a Business Combination voted upon by shareholders, the later of the day prior to the date of the shareholders' vote or the date 20 business days prior to the consummation of the Business Combination; and

(b) for a Business Combination not voted upon by shareholders, the date of the consummation of the Business Combination.

(11) "Voting Stock" means shares of capital stock of the Company entitled to vote generally in an election of directors.

D.   In addition to any requirements of law and any other provisions of these Articles of Incorporation or the terms of any class or series of capital stock of the Company entitled to a preference over the Common Stock as to dividends or upon liquidation (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the terms of such class or series), the affirmative vote of:

(1) the holders of at least 80% of the voting power of the then outstanding voting stock of the Company, voting together as a single class, and

(2) the holders of at least two-thirds of the voting power of the then outstanding voting stock of the Company other than the Interested Shareholder, voting together as a single class,

shall be required to amend, alter or repeal, or adopt any provision inconsistent with, this Article VIII.

E.   In addition to the higher voting requirements contained in this Article VIII, the Kentucky Business Combination statutes (Sections 271B.12-200 through 271B.12-230 of the Act, as amended or supplemented) shall apply to any business combination (as defined therein) of the Company or any Subsidiary in accordance with their terms, provided that HoldCo shall be excluded from the definition of an "Interested Shareholder" of the Corporation thereunder.

ARTICLE IX

In addition to any requirements of law and any other provisions of these Articles of Incorporation or the terms of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the terms of such class or series), the affirmative vote of the holders of 80% or more of the voting power of the then outstanding voting stock of the Company, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision inconsistent with, this Article IX or Article VI or VII of these Articles of Incorporation. Subject to the foregoing provisions of this Article IX and Section D of Article VIII, the Company reserves the right from time to time to amend, alter, change, add to or repeal any provision contained in these Articles of Incorporation in any manner now or hereafter prescribed by law and in these Articles of Incorporation, and all rights and powers at any time conferred upon shareholders, directors and officers of the Company by these Articles of Incorporation or any amendment thereof are subject to the provisions of this Article IX and Section D of Article VIII.

ARTICLE X

The Company may, to the maximum extent permitted by law, indemnify any director, officer, employee or agent of the Company against costs and expenses (including but not limited to attorneys' fees) and any liabilities (including but not limited to judgments, fines, penalties and settlements) paid by or imposed against any such person in connection with any actual or threatened claim, action, suit or proceeding, whether civil, criminal, administrative, legislative, investigative or other (including any appeal relating thereto) and whether made or brought by or in the right of the Company or otherwise, in which any such person is involved, whether as a

party, witness, or otherwise, because he or she is or was a director, officer, employee or agent of the Company or a predecessor of the Company or a director, officer, partner, trustee, employee or agent of any other corporation, partnership, employee benefit plan or other entity.

The indemnification authorized by this Article X shall not supersede or be exclusive of any other right of indemnification which any such person may have or hereafter acquire under any provision of these Articles of Incorporation or the By-laws of the Company, agreement, vote of shareholders or disinterested directors or otherwise. The Company may take such steps as may be deemed appropriate by the Board of Directors to provide indemnification to any such person, including, without limitation, entering into contracts for indemnification between the Company and individual directors, officers, employees or agents which may provide rights to indemnification which are broader or otherwise different than the rights authorized by this Article X. The Company may take such steps as may be deemed appropriate by the Board of Directors to secure, subject to the occurrence of such conditions or events as may be determined by the Board of Directors, the payment of such amounts as are required to effect any indemnification permitted or authorized by this Article X, including, without limitation, purchasing and maintaining insurance, creating a trust fund, granting security interests or using other means (including, without limitation, irrevocable letters of credit).

Any amendment or repeal of this Article X shall operate prospectively only and shall not affect any action taken, or failure to act, by the Company or any such person prior to such amendment or repeal.

ARTICLE XI

No director shall be personally liable to the Company or its shareholders for monetary damages for breach of his or her duties as a director except to the extent that the applicable law from time to time in effect shall provide that such liability may not be eliminated or limited.

Neither the amendment nor repeal of this Article XI shall affect the liability of any director of the Company with respect to any act or failure to act which occurred prior to such amendment or repeal.

This Article XI is not intended to eliminate or limit any protection otherwise available to the directors of the Company.

ARTICLE XII

The vote required for election of a director by shareholders, other than in a contested election, shall be the affirmative vote of a majority of votes cast with respect to the director nominee. A majority of votes cast means that the number of votes cast "for" a director must exceed the number of votes cast "against" that director. In a contested election, the nominees receiving the greatest number of votes "for" their election, up to the number of directors to be elected, shall be elected. Abstentions and broker non-votes will not count as votes either "for" or "against" a nominee.

The election is "contested" if (i) the Secretary of the Company has received a notice that a shareholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for shareholder nominees for director set forth in the Company's By-laws and (ii) such nomination has not been withdrawn by such shareholder on or prior to the tenth day preceding the date the Company first mails its notice of meeting to the shareholders.

ARTICLE XIII

The name of the Incorporator is Linda L. Foss, and the mailing address of the Incorporator is 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, Kentucky 41012-0391.

ARTICLE XIV

The mailing address of the principal office of the Company is 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, Kentucky 41012-0391.

EXHIBIT 3.3

BY-LAWS
OF
ASHLAND INC.

as amended and restated

ARTICLE I

OFFICES

The principal office of the Corporation in the Commonwealth of Kentucky shall be at 50 E. RiverCenter Boulevard, City of Covington, County of Kenton. The Corporation may also have offices at other places either within or without the Commonwealth of Kentucky as may be useful in the business of the Corporation.

ARTICLE II

MEETINGS OF SHAREHOLDERS

SECTION 1. <u>Annual Meetings.</u> The annual meeting of the shareholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at the principal office of the Corporation on the last Thursday of January, annually, at the hour of 10:30 a.m., or at such other place (within or without the Commonwealth of Kentucky), date and hour as fixed by the Board of Directors of the Corporation (the "Board") and designated in the notice thereof.

SECTION 2. <u>Annual Meeting Business.</u> To be properly brought before an annual meeting, business must be (i) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board; (ii) otherwise properly brought before the meeting by or at the direction of the Board; or (iii) otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given written notice thereof, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation, not later than ninety days in advance of such meeting (provided that if the annual meeting of shareholders is held earlier than the last Thursday in January, such notice must be given within ten days after the first public disclosure, which may include any public filing with the Securities and Exchange Commission, of the date of the annual meeting). Any such notice shall set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and in the event that such business includes a proposal to amend either the articles of incorporation or By-laws of the Corporation, the language of the proposed amendment; (ii) the name and address of the shareholder proposing such business; (iii) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and

intends to appear in person or by proxy at the meeting to propose such business; (iv) any material interest of the shareholder in such business; and (v) a representation as to whether or not the shareholder will solicit proxies in support of the proposal. No business shall be conducted at an annual meeting of shareholders except in accordance with this paragraph and the chairman of any annual meeting of shareholders may refuse to permit any business to be brought before an annual meeting which fails to comply with the foregoing procedures or, in the case of a shareholder proposal, if the shareholder fails to comply with the representations set forth in the notice.

SECTION 3.   Special Meetings. A special meeting of the shareholders may be called by a majority of the members of the Board, the Chairman of the Board or the President, at such place (within or without the Commonwealth of Kentucky), date and hour as shall be designated in the notice thereof.

A special meeting of the shareholders shall be called by the Secretary on the written request of the holders of not less than one-third of all the shares entitled to vote at such meeting. Such request shall set forth: (i) the action proposed to be taken at such meeting and the reasons for the action; (ii) the name and address of each of such holders who intends to propose action be taken at such meeting; (iii) a representation that each is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at such meeting to propose the action specified in the request; (iv) any material interest of any shareholder in such action; and (v) in the event that any proposed action consists of or includes a proposal to amend either the articles of incorporation or the By-laws of the Corporation, the language of the proposed amendment. The Secretary shall determine the place (within or without the Commonwealth of Kentucky), date and hour of such meeting. The Secretary may refuse to call a special meeting unless the request is made in compliance with the foregoing procedure.

SECTION 4.   Notice of Meetings. Notice stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each shareholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting by any form of notice permitted by Kentucky law. Except as otherwise expressly required by law, notice of any adjourned meeting of the shareholders need not be given if the date, hour and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 120 days or, unless after the adjournment a new record date is fixed for the adjourned meeting.

SECTION 5.   Record of Shareholders. It shall be the duty of the officer or agent of the Corporation who shall have charge of its stock transfer books to prepare and make a complete record of the shareholders entitled to vote at any meeting of shareholders or adjournment thereof, arranged by voting group (and within each voting group by class or series), and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such record shall be produced at the time and place of the meeting and shall be open to the inspection of any shareholder entitled to vote at such meeting or any adjournment thereof during the whole time of such meeting or adjournment for the purposes thereof.

SECTION 6.   Fixing Date for Determination of Shareholders of Record. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be less than ten days before the date of such meeting, nor more than seventy days prior to any other action. A determination of shareholders entitled to notice of or to vote at a meeting of the shareholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting if the meeting is adjourned to a date 120 days or less after the date fixed for the original meeting. The Board shall fix a new record date if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

SECTION 7.   Quorum. At each meeting of the shareholders or adjournment thereof, except as otherwise expressly required by law, these By-laws or the articles of incorporation, shareholders holding a majority of the shares of the Corporation issued and outstanding and entitled to be voted thereat shall be present in person or by proxy to constitute a quorum for the transaction of business. The shareholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 8.   Organization. At each meeting of the shareholders, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence:

(a)   the Chairman of the Board;

(b)   the President; or

(c)   any other officer of the Corporation designated by the Board or the executive committee of the Board to act as chairman of such meeting and to preside thereat if the Chairman of the Board and the President shall be absent from such meeting.

The Secretary or, if the Secretary shall be absent from such meeting, the person (who shall be an Assistant Secretary of the Corporation, if one of such officers shall be present thereat) whom the chairman of such meeting shall appoint, shall act as secretary of such meeting and keep the minutes thereof.

SECTION 9.   Order of Business. The chairman of any meeting of shareholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of shareholders shall not be required to be held in accordance with the rules of parliamentary procedure.

SECTION 10. Voting. Except as otherwise expressly required by law, these By-laws, or the articles of incorporation, each shareholder entitled to vote shall, at each meeting of the shareholders, have one vote, in person or by proxy, for each share of the Corporation held by the shareholder and registered in the shareholder's name on the books of the Corporation:

(a)   on the date fixed pursuant to the provisions of these By-laws as the record date for the determination of shareholders who shall be entitled to receive notice of and to vote at such meeting, or

(b)   if no record date shall have been so fixed, then at the close of business on the day on which notice of such meeting shall be given.

Any vote of shares of the Corporation may be given at any meeting of the shareholders by the shareholders entitled thereto in person or by proxy appointed by the shareholder. The attendance at any meeting of a shareholder shall not have the effect of revoking a previously given proxy unless the shareholder shall give the Secretary written notice of the revocation.

At all meetings of the shareholders each matter, except as otherwise expressly required by law, these By-laws or the articles of incorporation, shall be approved if the votes cast in favor of such matter exceed the votes cast opposing such matter.

Except as otherwise expressly required by law, the vote at any meeting of the shareholders on any question need not be by ballot, unless so directed by the chairman of the meeting. On a vote by ballot, each ballot shall be signed by the shareholder voting, or by the shareholder's proxy, if there be such proxy, and shall state the number of shares voted.

ARTICLE III

BOARD OF DIRECTORS

SECTION 1.   General Powers. The business and affairs of the Corporation shall be managed under the direction of the Board.

SECTION 2.   Number and Term of Office. Except as otherwise provided by law, the number of directors which shall constitute the Board shall be fixed from time to time by a resolution adopted by a majority of the Board; provided, however, that a vote of the shareholders is required to increase or decrease by more than 30% the number of directors from that number last fixed by the shareholders.

Directors of the Corporation (other than those who may be elected by the holders of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of the Articles of Incorporation or of such class or series of stock) shall serve for one-year terms and each director shall hold office until his or her successor is elected and qualified. At each annual meeting, successors to the directors standing for election shall be elected to hold office for one-year terms expiring at the next annual meeting of shareholders and until their successors shall have been elected and qualified. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

SECTION 3.   Nomination. Nominations for the election of directors may be made by the Board or by any shareholder entitled to vote for the election of directors. Any shareholder entitled to vote for the election of directors at a meeting may nominate a person or persons for election as directors only if written notice of such shareholder's intent to make such nomination

is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary, not later than (i) with respect to an to be held at an annual meeting of shareholders, ninety days in advance of such meeting (provided that if the annual meeting of shareholders is held earlier than the last Thursday in January, such notice must be given within ten days after the first public disclosure, which may include any public filing with the Securities and Exchange Commission, of the date of the annual meeting) and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a shareholder of record of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated by the Board; (e) the consent of each nominee to serve as a director of the Corporation if so elected; and (f) a representation as to whether or not the shareholder will solicit proxies in support of the shareholder's nominee(s). The chairman of any meeting of shareholders to elect directors and the Board may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure or if the shareholder fails to comply with the representations set forth in the notice.

SECTION 4. Election. Except as otherwise expressly provided in the articles of incorporation, at each meeting of the shareholders for the election of directors at which a quorum is present, the persons receiving the greatest number of votes, up to the number of directors to be elected, shall be the directors.

SECTION 5. Resignation, Removal and Vacancies. Any director may resign at any time by giving written notice of such resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall be effective when the notice is delivered unless the notice specifies a later effective date.

Any or all directors may be removed at a meeting of the shareholders called expressly for that purpose. In the case of a removal of a director without cause, removal shall require a vote of the holders of at least 80% of the voting power of the then outstanding voting stock of the Corporation, voting together as a single voting group. For purposes of this Section, "cause" shall mean the willful and continuous failure of a director to substantially perform such director's duties to the Corporation (other than any failure resulting from incapacity due to physical or mental illness) or the willful engaging by a director in gross misconduct materially and demonstrably injurious to the Corporation. As used in these By-laws, "voting stock" shall mean shares of capital stock of the Corporation entitled to vote generally in the election of directors.

Any vacancy occurring on the Board may be filled by a majority of the directors then in office, though less than a quorum, and the director elected to fill such vacancy shall hold office

for the remainder of the full term of the vacant directorship and until the director's successor is elected and qualified.

SECTION 6.   Meetings.

(a)   Annual Meetings. As soon as practicable after each annual election of directors, the Board shall meet for the purpose of organization and the transaction of other business.

(b)   Regular Meetings. Regular meetings of the Board shall be held at such dates, times and places as the Board shall from time to time determine.

(c)   Special Meetings. Special meetings of the Board shall be held whenever called by the Chairman of the Board, the President or upon the written request of a majority of the members of the whole Board filed with the Secretary. Any and all business may be transacted at a special meeting which may be transacted at a regular meeting of the Board.

(d)   Place of Meeting. The Board may hold its meetings at such place or places within or without the Commonwealth of Kentucky as the Board may from time to time by resolution determine or as shall be designated in the respective notices or waiver of notices thereof.

(e)   Notice of Meetings. Notices of regular meetings of the Board or of any adjourned meeting need not be given. Notices of special meetings of the Board, or of any meeting of any committee of the Board which has not been fixed in advance as to hour and place by such committee, shall be sent by the Secretary to each director, or member of such committee, by any form of notice permitted by Kentucky law at the director's residence or usual place of business at least two days before the day on which such meeting is to be held. Such notice shall include the date, hour and place of such meeting, but any such notice need not specify the business to be transacted at, or the purpose of, any such meeting. Notice of any such meeting need not be given to any director or member of any committee, however, if waived by the director in writing, whether before or after such meeting shall be held, or if the director shall be present at such meeting, unless the director at the beginning of the meeting (or promptly upon such director's arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

(f)   Quorum and Manner of Acting. A majority of the number of directors fixed by or in the manner provided in these By-laws or in the articles of incorporation shall be present at any meeting of the Board in order to constitute a quorum for the transaction of business at such meeting, and the vote of a majority of those directors shall be necessary for the passage of any resolution or act of the Board, except as otherwise expressly required by law, these By-laws or the articles of incorporation. The directors present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

(g)   Action by Consent. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all

members of the Board or committee, as the case may be, consent thereto in writing, and such writings are filed with the minutes of the proceedings of the Board or committee.

(h)   Presence at a Meeting. Any or all directors may participate in any meeting of the Board or any committee thereof, or conduct the meeting through the use of, any means of communication by which all persons participating may simultaneously hear and speak to each other during the meeting. Any director participating in a meeting by such means shall be deemed to be present in person at the meeting for all purposes.

SECTION 7.   Compensation. The Board may, from time to time, fix such amount per annum and such fees to be paid by the Corporation to Directors for attendance at meetings of the Board or of any committee, or both. The Board may likewise provide that the Corporation shall reimburse each director or member of a committee for any expenses incurred by the director on account of the director's attendance at any such meeting. Nothing contained in this Section shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 8.   Committees. The Board may, by resolution adopted by a majority of the Board, designate committees, each committee to consist of one or more directors and to have such duties and functions as shall be provided in such resolution. The Board shall have the power to change the members of any such committee at any time, to fill vacancies and to discharge any such committee, either with or without cause, at any time. The Board may establish an executive committee in accordance with and subject to the restrictions set out in the statutes of the Commonwealth of Kentucky.

ARTICLE IV

OFFICERS

SECTION 1.   Officers. The officers of the Corporation shall be determined by the Board and, to the extent provided in Section 2 of this Article IV, the Chairman of the Board. The officers of the Corporation may include:

(a)   a Chairman of the Board;

(b)   a President;

(c)   one or more Executive Vice Presidents;

(d)   one or more Senior Vice Presidents;

(e)   one or more Administrative Vice Presidents;

(f)   one or more Vice Presidents;

(g)   a Secretary and one or more Assistant Secretaries;

(h)   a Treasurer and one or more Assistant Treasurers;

(i) a Controller and one or more Assistant Controllers; and

(j) an Auditor and one or more Assistant Auditors.

In addition, the Board may elect such other officers as it deems necessary or appropriate and such other officers shall have such powers, authority, and duties as may be delegated or assigned to such officer, from time to time, by the Board, the Chairman of the Board, or the President.

The Board shall designate which of the officers shall be executive officers of the Corporation.

SECTION 2. <u>Election and Appointment and Term of Office.</u> Each officer shall be elected by the Board at its annual meeting and hold office until the next annual meeting of the Board and until the officer's successor is elected or until the officer's earlier death, resignation or removal in the manner hereinafter provided. If additional officers are elected by the Board during the year, each of them shall hold office until the next annual meeting of the Board at which officers are regularly elected and until the officer's successor is elected or appointed or until the officer's earlier death, resignation or removal in the manner hereinafter provided.

In addition to the foregoing, the Chairman of the Board, by written designation filed with the Secretary, may appoint one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers, Assistant Controllers and Assistant Auditors of the Corporation. If appointed during the year, each of them shall hold office until the next annual meeting of the Board at which officers are regularly elected and until the officer's successor is elected or appointed or until the officer's earlier death, resignation or removal in the manner hereinafter provided. Subject to the authority of the Board, the Chairman of the Board shall also have authority to fix the salary of such officer.

SECTION 3. <u>Resignation, Removal and Vacancies.</u> Any officer may resign at any time by giving written notice to the Chairman of the Board, the President or the Secretary, and such resignation shall be effective when the notice is delivered, unless the notice specifies a later effective date. All officers and agents elected or appointed shall be subject to removal at any time by the Board with or without cause. All appointed officers may be removed at any time by the Chairman of the Board acting jointly with the President or any Executive or Senior Vice President, by written designation filed with the Secretary. A vacancy in any office may be filled for the unexpired portion of the term in the same manner as provided for election or appointment to such office.

SECTION 4. <u>Duties and Functions.</u>

(a) <u>Chairman of the Board.</u> The Chairman of the Board, if present, shall preside at all meetings of the shareholders and the Board. If designated by Board resolution, the Chairman of the Board shall be Chief Executive Officer of the Corporation, and if so designated, shall be vested with executive control and management of the business and affairs of the Corporation and have the direction of all other officers, agents and employees. The Chairman of the Board shall perform all such other duties as are incident to the office or as may be properly required of the Chairman by the Board, subject in all matters to the control of the Board.

(b)   The President. The President, in the absence of the Chairman of the Board, shall preside at all meetings of the shareholders and the Board. If designated by Board resolution, the President shall be Chief Executive Officer of the Corporation, and if so designated, shall be vested with executive control and management of the business and affairs of the Corporation and have the direction of all other officers, agents and employees. The President shall have such powers, authority and duties as may be delegated or assigned to the President from time to time by the Board or the Chairman of the Board.

(c)   Vice Presidents. The Executive Vice Presidents, Senior Vice Presidents, Administrative Vice Presidents and Vice Presidents shall have such powers, authority and duties as may be delegated or assigned to them from time to time by the Board, the Chairman of the Board or the President.

(d)   Secretary. The Secretary shall attend to the giving and serving of all notices required by law or these By-laws, shall be the custodian of the corporate seal and shall affix and attest the same to all papers requiring it; shall have responsibility for preparing minutes of the meetings of the Board and shareholders; shall have responsibility for authenticating records of the Corporation; and shall in general perform all the duties incident to the office of the Secretary, subject in all matters to the control of the Board.

(e)   Treasurer. The Treasurer shall have custody and control of the funds and securities of the Corporation and shall perform all such other duties as are incident to the office of the Treasurer or that may be properly required of the Treasurer by the Board, the Chairman of the Board or the President.

(f)   Controller. The Controller shall maintain adequate records of all assets, liabilities and transactions of the Corporation; shall see that adequate audits thereof are currently and regularly made; shall have general supervision of the preparation of the Corporation's balance sheets, income accounts and other financial statements or records; and shall perform such other duties as shall, from time to time, be assigned to him, by the Board, the Chairman of the Board or the President. These duties and powers shall extend to all subsidiary corporations and, so far as the Board, the Chairman of the Board or the President may deem practicable, to all affiliated corporations.

(g)   Auditor. The Auditor shall review the accounting, financial and related operations of the Corporation and shall be responsible for measuring the effectiveness of various controls established for the Corporation. The Auditor's duties shall include, without limitation, the appraisal of procedures, verifying the extent of compliance with formal controls and the prevention and detection of fraud or dishonesty and such other duties as shall, from time to time, be assigned to the Auditor by the Board, the Chairman of the Board or the President. These duties and powers shall extend to all subsidiary corporations and, so far as the Board, the Chairman of the Board or the President may deem practicable, to all affiliated corporations.

(h)   General Provision. The powers, authorities, and duties established pursuant to this Section 4 may be delegated or assigned, directly or indirectly by the Board of Directors, the Chairman of the Board or the President, as the case may be.

ARTICLE V

BOOKS AND RECORDS

The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, the Board and the committees of the Board.

ARTICLE VI

CONTRACTS, CHECKS, AND DEPOSITS

SECTION 1.   Contracts and Agreements. The Board may authorize any officer or agent to enter into any contract or agreement or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or limited to specific instances.

SECTION 2.   Checks, Drafts, Orders, Etc. All checks, drafts, or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation and in such manner as shall from time to time be prescribed by the Board in a duly authorized resolution.

SECTION 3.   Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies, or other depositories in such manner as shall from time to time be prescribed by the Board in a duly authorized resolution.

ARTICLE VII

SHARES AND THEIR TRANSFER

SECTION 1.   Certificates for Shares. The shares of the Corporation may be represented by certificates or may be uncertificated. Certificates representing shares of the Corporation shall be in such form as the Board shall prescribe. Such certificates shall be in the name of the Corporation and signed by the Chairman of the Board, the President or a Vice President and by the Secretary or an Assistant Secretary and shall be sealed with the corporate seal or contain a facsimile thereof. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may nevertheless be issued by the Corporation with the same effect as if the person were such officer at the date of issue. Where any such certificate is manually countersigned by a transfer agent or registrar (other than the Corporation itself or an employee of the Corporation), any of the other signatures on the certificate may be a facsimile.

SECTION 2.   Record. The Corporation shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, as required by applicable law. Except as otherwise expressly required by law, the person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

SECTION 3.   Transfer of Shares. Transfers of shares of the Corporation shall be made only on the books of the Corporation by the registered shareholder thereof, or by the registered shareholder's attorney thereunto duly authorized by written power of attorney duly executed and filed with the Secretary or with a transfer agent appointed as provided in Section 4 of this Article, and on the surrender of any certificate or certificates for such shares properly endorsed.

SECTION 4.   Regulations. The Board may make such rules and regulations as it may deem expedient, not inconsistent with these By-laws, concerning the issue, transfer and registration of shares of the Corporation. The Board may appoint or authorize any officer or officers to appoint one or more transfer agents and one or more registrars and may require all certificates for shares to bear the signature or signatures of any of them.

ARTICLE VIII

FISCAL YEAR

SECTION 1.   The fiscal year of the Corporation shall begin on the first day of October in each year.

ARTICLE IX

INDEMNIFICATION

SECTION 1.   Every person who is or was an officer or employee of the Corporation or a director, officer or employee of any other corporation or entity in which that person served as a director, officer or employee at the request of the Corporation (hereinafter collectively referred to as a "Covered Person"), shall be indemnified by the Corporation against any and all reasonable costs and expenses (including but not limited to attorney's fees) and any liabilities (including but not limited to judgments, fines, penalties and reasonable settlements) that may be paid by or imposed against that Covered Person in connection with or resulting from any pending, threatened or completed claim, action, suit or proceeding (whether brought by or in the right of the Corporation or such other corporation or entity or otherwise), and whether civil, criminal, administrative, investigative or legislative (including any appeal relating thereto), in which the Covered Person may be involved, as a party or witness or otherwise, by reason of the Covered Person's being or having been an officer or employee of the Corporation or a predecessor of the Corporation or a director, officer or employee of such other corporation or entity, or by reasons of any action taken or not taken in such capacity, whether or not the Covered Person continues to be such at the time such liability or expense shall have been paid or imposed, if the Covered Person:

(a)   has been successful on the merits or otherwise with respect to such claim, action, suit or proceeding; or

(b)   acted in good faith, in what the Covered Person reasonably believed to be the best interests of the Corporation or such other corporation or entity, as the case may be, and

in addition, in any criminal action or proceeding, had no reasonable cause to believe that the Covered Person's conduct was unlawful.

As used in this Article, the terms "expense" and "liability" shall include, but not be limited to, counsel fees and disbursements and amounts of judgments, fines or penalties against, and reasonable amounts paid in settlement by, a Covered Person. The termination of any claim, action, suit or proceeding by judgment, settlement (whether with or without court approval), conviction or upon a plea of guilty or nolo contendere, or its equivalent, shall not create a presumption that a Covered Person did not meet the standards of conduct set forth in paragraph (b) of this Section 1.

SECTION 2. Indemnification under paragraph (b) of Section 1 shall be made unless it is determined by any of the following that the Covered Person has not met the standard of conduct set forth in paragraph (b) of Section 1:

(a) the Board, acting by a quorum consisting of directors who were not parties to (or who are determined to have been successful with respect to) the claim, action, suit or proceeding;

(b) a committee of the Board established pursuant to Article III Section 8 of the By-laws consisting of directors who were not parties to (or who are determined to have been successful with respect to) the claim, action, suit or proceeding;

(c) any officer or group of officers of the Corporation who, by resolution adopted by the Board, has been given authority to make such determinations; or

(d) either of the following selected by the Board if a disinterested committee of the Board (as described in paragraph (b) of this Section 2) cannot be obtained or by the person(s) designated in paragraphs (a), (b) or (c) of this Section 2:

(1) independent legal counsel (who may be the regular counsel of the Corporation) who has delivered to the Corporation a written determination; or

(2) an arbitrator or a panel of arbitrators (which panel may include directors, officers, employees or agents of the Corporation) who has delivered to the Corporation a written determination.

SECTION 3. Expenses incurred with respect to any claim, action, suit or proceeding of the character described in Section 1 of this Article shall be advanced to a Covered Person by the Corporation prior to the final disposition thereof, but the Covered Person shall be obligated to repay such advances if it is ultimately determined that the Covered Person is not entitled to indemnification. As a condition to advancing expenses hereunder, the Corporation may require the Covered Person to sign a written instrument acknowledging such obligation to repay any advances hereunder if it is ultimately determined the Covered Person is not entitled to indemnity.

Notwithstanding the preceding paragraph, the Corporation may refuse to advance expenses or may discontinue advancing expenses to a Covered Person if such advancement is

determined by the Corporation, in its sole and exclusive discretion, not to be in the best interest of the Corporation.

SECTION 4.   Notwithstanding anything in this Article to the contrary, no person shall be indemnified in respect of any claim, action, suit or proceeding initiated by such person or such person's personal or legal representative, or which involved the voluntary solicitation or intervention of such person or such person's personal or legal representative (other than an action to enforce indemnification rights hereunder or an action initiated with the approval of a majority of the Board).

SECTION 5.   The rights of indemnification provided in this Article shall be in addition to any other rights to which any Covered Person may otherwise be entitled to by contract, vote of shareholders or disinterested directors, other corporate action or otherwise; and in the event of any such Covered Person's death, such rights shall extend to the Covered Person's heirs and legal representatives.

ARTICLE X

AMENDMENTS

Any By-law may be adopted repealed, altered or amended by the Board at any regular or special meeting thereof. The shareholders of the Corporation shall have the power to amend, alter or repeal any By-law only to the extent and in the manner provided in the articles of incorporation of the Corporation.